Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                August 13, 2013


Mr. Edward P. Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1061
                        Total Income Portfolio, Series 1
                       File Nos. 333-189453 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comments given in your letter dated July 16, 2013 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1061, filed on June 19, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Total Income Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Fixed Income ETFs Segment

       1. The first sentence in this section states that the Trust may invest in exchange-traded funds ("ETFs") that invest in emerging market debt. Please describe the risks of emerging market debt in the discussion of the Trust's principal risks.

      Response: Disclosure regarding emerging market risks has been added. Disclosures regarding debt securities are already included in the principal risks.

       2. The second paragraph of this section states that the Trust will consider ETFs that invest in securities of all durations, and provides an example showing the effect of a 1% increase in interest rates on the value of a security with a duration of 3 years. Please confirm to us that this duration example reflects the expected duration of the fixed income component of the Trust. If not, please provide an example that reflects the expected duration.

      Response: The Trust does not have a policy as to duration and does not have an expectation of any particular duration. The example was provided solely to give investors an idea of the mathematical correlation between duration, interest rates and security prices.

Investment Summary -- Alternative Income Segment

       3. Please describe in this section the types of investments that the Trust's business development companies ("BDCs") are expected to hold. If the Trust's BDCs are expected to hold fixed income securities, please provide the credit quality and maturity policies for these investments, and include the term "junk bonds" in the description of fixed income securities rated below investment grade.

      Response: The Trust does not have a particular policy regarding the investments that the BDCs may hold. Instead, the Trust will pick attractive BDCs based upon liquidity and dividend yield. In general, the BDCs held by the Trust may hold equity or fixed-income securities issued by domestic or foreign companies. These securities may include the securities of small-, mid- or large capitalization companies. In addition, the securities may be rated investment-grade or non-investment-grade or "junk" securities. If fixed-income securities are held by the BDCs, the Trust will allow them to have any policy regarding credit quality and maturity.

      In response to this comment, the following has been added to the end the referenced section: "The BDCs held by the trust may hold equity or fixed-income securities issued by domestic or foreign companies. These securities may include the securities of small-, mid- or large capitalization companies. In addition, the securities held by the BDCs included the Trust may be rated investment-grade or non-investment-grade. High-yield or "junk" bonds, the generic names for bonds rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Please see "Principal Risks" and "Investment Risks" for additional information about the risks of investing in high-yield or "junk" securities."

Investment Summary -- Principal Risks

       4. The third paragraph in the sixth bullet point in this section describes the high expenses of BDCs. Please include in this section a description of the incentive fees which may be payable to the investment advisers of the Trust's BDCs.

      Response: The following has been added as the second sentence in the third paragraph of the referenced section: "In addition, a BDC may pay an incentive fee to its investment adviser. The potential for the investment advisor to earn incentive fees may create an incentive for the investment adviser to make investments that are riskier or more speculative than would otherwise be in the best interests of the BDC. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives may raise the expenses paid by a BDC."

       5. The eighteenth bullet point in this section provides the risks of small- and mid-capitalization companies. Please describe the Trust's investment strategy regarding small- and mid-capitalization companies in the discussion of the Trust's principal investment strategies.

      Response: Both the Trust and the BDCs held by the Trust may invest in small- and mid-capitalization companies. The principal investment strategy section has been revised to state that the Trust may invest in such securities.

       6. The twenty-first bullet point in this section states that the Trust may invest in passive foreign investment companies ("PFICs"). Please describe the Trust's investment strategy regarding PFICs in the discussion of the Trust's principal investment strategies.

      Response: This disclosure has been deleted from the "Principal Risks" section.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren